BB 9/7

11015363

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31595

SEC MAIL PROCESSING RECEIVED AUG 2 6 2011 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2010 (MM/DD/YY) AND ENDING June 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFG Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

632 Arizona Avenue
(No. and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Bryce Vanclef 310.260.0022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 9/8

OATH OR AFFIRMATION

I, Jason Bryce Vanclef, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFG Securities, Inc, as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed to me this 24th day of August, 2011 by ___
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

PRESIDENT
Title

MARBELIS GARCIA ORTIZ
Commission # 1861819
Notary Public - California
Los Angeles County
My Comm. Expires Aug 20, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
VFG Securities, Inc.:

We have audited the accompanying statement of financial condition of VFG Securities, Inc. (the Company) as of June 30, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VFG Securities, Inc. as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 25, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

VFG Securities, Inc.
Statement of Financial Condition
June 30, 2011

Assets

Cash and cash equivalents	$	61,929
Deposit with clearing organization		19,196
Commissions receivable		40,347
Note receivable from officer		260,000
Total assets	$	381,472

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	39,129
Income taxes payable		800
Total liabilities		39,929

Stockholder's equity

Common stock, no par value, 200 shares authorized, 200 shares issued and outstanding		56,871
Additional paid-in capital		906,426
Accumulated deficit		(621,754)
Total stockholder's equity		341,543
Total liabilities and stockholder's equity	$	381,472

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Operations
For the Year Ended June 30, 2011

Revenues	
Commissions	$ 2,927,645
Advisory fees	130,000
Interest income	40,301
Net investment gains (losses)	10,588
Total revenues	3,108,534
Expenses	
Employee compensation and benefits	200,701
Commission expense	2,860,506
Professional fees	66,189
Occupancy and equipment rental	24,000
Other operating expenses	88,966
Total expenses	3,240,362
Net income (loss) before income tax provision	(131,828)
Income tax provision	800
Net income (loss)	$ (132,628)

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2010	$ 56,871	$ 906,426	$ (489,126)	$ 474,171
Net income (loss)	-	-	(132,628)	(132,628)
Balance at June 30, 2011	$ 56,871	$ 906,426	$ (621,754)	$ 341,543

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2011

Cash flow from operating activities:		
Net income (loss)		$ (132,628)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Deposit with clearing organization	$ 5,270	
Commissions receivable	(40,347)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	12,887	
Payable to clearing firm	(1,944)	
Income taxes payable	800	
Total adjustments		(23,334)
Net cash and cash equivalents provided by (used in) operating activities		(155,962)
Net cash and cash equivalents provided by (used in) investing activities		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		(155,962)
Cash and cash equivalents at beginning of year		217,891
Cash and cash equivalents at end of year		$ 61,929
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Notes to Financial Statements
June 30, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

VFG Securities, Inc. (the "Company") was founded on June 18, 1984, in the State of New York under the name of International Business Securities, Inc. On September 11, 2009, the Company changed ownership and its name to VFG Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Vanclef Financial Group, Inc. (the "Parent"), and is affiliated through common ownership with VFG Advisors.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including broker or dealer retailing corporate securities, broker or dealer retailing corporate debt securities, U.S government securities broker, private placement of securities, mutual fund retailer by application or through its clearing firm, broker for selling variable life insurance or annuities, real estate investment trusts on a best efforts basis, oil and gas interests on a best efforts basis, and direct participation programs on a best efforts basis.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income and related commission expenses are recorded on an accrual basis.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 25, 2011, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Sterne Agee ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2011 was $19,196.

Note 3: INCOME TAXES

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	800	-	800
Total income tax expense (benefit)	$ 800	$ -	$ 800

The income tax provision indicated above consists of the California Franchise Tax Board minimum tax of $800. The Company has available at June 30, 2011, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $20,227. The net operating loss begins to expire in the year 2031.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: NOTE RECEIVABLE FROM OFFICER

On March 10, 2010 the Company entered into an agreement to lend a principal sum of $260,000 to one of its officers. The loan is at the Applicable Federal Mid-Term Rate of 4.26% pursuant to Section 1274 of the Internal Revenue Code. According to this agreement, interest only shall be due and payable on a monthly basis beginning May 1, 2010, with a final payment in the amount neccesary to pay all principal and interest then outstanding and due on April 1, 2040. For year ended June 30, 2011 the Company earned a total of $10,586 in interest income on this loan.

Note 5: RELATED PARTY TRANSACTIONS

The Company and the Parent share personnel, office space, and various other administrative expenses. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the year ended June 30, 2010 total expenses allocated from the Parent were $224,701, which are reflected as employee compensation and benefits, and occupancy on the Statement of Income.

For the year ended June 30, 2011, VFG Advisor paid the Company an advisory fees of $130,000.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending June 30, 2011, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to	After November 15, 2009

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2011, the Company had net capital of $79,903 which was $74,903 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($39,929) to net capital was 0.5 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $422 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 80,325
Adjustments:		
Accumulated deficit	$ (6,012)	
Non-allowable assets	5,590	
Total adjustments		(422)
Net capital per audited statements		$ 79,903

VFG Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2011

Computation of net capital		
Common stock	$ 56,871	
Additional paid-in capital	906,426	
Accumulated deficit	(621,754)	
Total stockholder's equity		$ 341,543
Less: Non-allowable assets		
Commission receivable, non-allowable portion	(1,640)	
Note receivable from officer	(260,000)	
Total non-allowable assets		(261,640)
Net capital		79,903
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,662	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 74,903
Ratio of aggregate indebtedness to net capital	0.5 : 1	

There was a difference of $422 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2011 (See Note 9).

VFG Securities, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2011

A computation of reserve requirements is not applicable to VFG Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

VFG Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2011

Information relating to possession or control requirements is not applicable to VFG Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

VFG Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
VFG Securities, Inc.:

In planning and performing our audit of the financial statements of VFG Securities, Inc. (the Company), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 25, 2011

VFG Securities, Inc.

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended June 30, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
VFG Securities, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of VFG Securities, Inc. ("the Company") for the year ended June 30, 2011. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended June 30, 2011, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of VFG Securities, Inc. taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 25, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

VFG Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2011

		Amount
Total assessment	$	7,443
SIPC-6 general assessment Payment made on January 26, 2010		(2,162)
Less prior overpayment applied		(150)
SIPC-7 general assessment Payment made on August 24, 2011		(5,131)
Total assessment balance (overpaymment carried forward)	$	-

SEC Mail Processing Section
RECEIVED
AUG 26 2011
Washington, DC
211

VFG Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2011